SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to renewal of continuing connected transactions and revision of 2015 annual cap, dated September 23, 2015.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 24, 2015	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND REVISION OF 2015 ANNUAL CAP

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements dated 22 August 2012 and 16 December

2013 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates including, among others, the transactions under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement.

The Agreements governing the above continuing connected transactions will expire on 31 December 2015.

The Board announces that the Company and China Telecommunications Corporation have entered into supplemental agreements on 23 September 2015 and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. The pricing terms of the Agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the Agreements. The pricing terms of the Agreements are set out in this announcement.

REVISION OF THE 2015 ANNUAL CAP FOR THE ENGINEERING FRAMEWORK AGREEMENT

The Company has also decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 from RMB16,000 million (equivalent to approximately HKD19,460 million) to RMB20,000 million (equivalent to approximately HKD24,325 million). All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015.

HONG KONG LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Revised 2015 Annual Cap which are applicable to the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015, calculated on an annual basis, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, the Revised 2015 Annual Cap is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018 is expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.76(2) of the Listing Rules and are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, such continuing connected transactions will be subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.71 and 14A.72 of the Listing Rules.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement as amended by their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto and the Revised 2015 Annual Cap, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement as amended by their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the relevant terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. The Company has appointed ABCI Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

A circular containing, among other things, (i) details of the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, will be despatched to the shareholders of the Company on or before 14 October 2015.

BACKGROUND

Reference is made to the announcements dated 22 August 2012 and 16 December 2013 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates, which are governed by the following Agreements between the Company and China Telecommunications Corporation:

1.	the Engineering Framework Agreement;

2.	the Ancillary Telecommunications Services Framework Agreement;

3.	the Interconnection Settlement Agreement;

4.	the Community Services Framework Agreement;

5.	the Centralised Services Agreement;

6.	the Property Leasing Framework Agreement;

7.	the IT Services Framework Agreement;

8.	the Supplies Procurement Services Framework Agreement; and

9.	the Internet Applications Channel Services Framework Agreement.

The above Agreements governing the above continuing connected transactions will expire on 31 December 2015.

The Board announces that the Company and China Telecommunications Corporation have entered into supplemental agreements on 23 September 2015 and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. The pricing terms of the Agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the Agreements. The pricing terms of the Agreements are set out in the following section of this announcement.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

Engineering Framework Agreement

The Engineering Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 (equivalent to approximately HK$608,125) or engineering construction projects with a value of over RMB2 million (equivalent to approximately HK$2,432,498) shall be the tender award price, which is determined in accordance with the relevant tender procedure of the Group and the relevant laws and regulations in the PRC, including the Bidding Law of the PRC and the Regulations on the Implementation of the Bidding Law of the PRC. The Group shall solicit at least three tenderers for the tender process.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/ or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Ancillary Telecommunications Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates provide the Group with repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, reasonable profit margin is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant reasonable profit margin, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

Interconnection Settlement Agreement

The Interconnection Settlement Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Interconnection Settlement Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Interconnection Settlement Agreement as amended by the supplemental agreement dated 23 September 2015, the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Group to China Telecommunication Corporation. The interconnection settlement charges will be calculated according to the Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian 2003 No. 454) promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

Community Services Framework Agreement

The Community Services Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Community Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Community Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

Centralised Services Agreement

The Centralised Services Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Centralised Services Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Centralised Services Agreement as amended by the supplemental agreement dated 23 September 2015, centralised services include centralised business management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties.

In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee of each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Property Leasing Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Property Leasing Framework Agreement as amended by the supplemental agreement dated 23 September 2015, the Group and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to comparable market rates. Market rates shall mean the rental charges at which the same or similar type of properties or adjacent properties are leased by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every three years.

IT Services Framework Agreement

The IT Services Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the IT Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the IT Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, the Group and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Service Framework Agreement. The charges payable for such services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the Bidding Law of the PRC and the Regulations on the Implementation of the Bidding Law of the PRC or the relevant tender procedures. The Group shall solicit at least three tenderers for the tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an Independent Third Party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

Supplies Procurement Services Framework Agreement

The Supplies Procurement Services Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Supplies Procurement Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Supplies Procurement Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage and transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for the procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement are provided at:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

Internet Applications Channel Services Framework Agreement

The Internet Applications Channel Services Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Internet Applications Channel Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, the Company provides Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, reasonable profit margin is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant reasonable profit margin, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

Reasons for and Benefits of the Transactions Contemplated under the Agreements

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

REVISION OF 2015 ANNUAL CAP FOR THE ENGINEERING FRAMEWORK AGREEMENT

For the two years ended 31 December 2013 and 2014, the Annual Caps for the transactions contemplated under the Engineering Framework Agreement were RMB16,000 million and RMB16,000 million, respectively (equivalent to approximately HKD19,460 million and HKD19,460 million, respectively). For the year ending 31 December 2015, the Annual Cap for the transactions contemplated under the Engineering Framework Agreement was set at RMB16,000 million (equivalent to approximately HKD19,460 million).

The Company has decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 to RMB20,000 million (equivalent to approximately HKD24,325 million). All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015.

The increase in Annual Cap for the year ending 31 December 2015 in relation to the Engineering Framework Agreement is mainly attributable to (i) the increase in capital expenditure of the Group which leads to an expected accompanying growth in engineering projects; (ii) the optimisation of the investment structure of the Company which leads to a rapid development of the 4G and wireline broadband network and substantially increases the investment on the 4G and wireline broadband network engineering projects; and (iii) inflation and the increase in labour costs, which have driven an increase in the overall costs of the construction, design and engineering project supervision services provided under the Engineering Framework Agreement.

For the year ended 31 December 2014, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB15,478 million (equivalent to approximately HKD18,825 million). From 1 January 2015 to 30 June 2015, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB7,830 million (equivalent to approximately HKD9,523 million). From 1 January 2015 to the date hereof, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement has not exceeded the pre-determined Annual Cap.

When determining the above Revised 2015 Annual Cap, the Board has considered: (i) the historical amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement for the year of 2014 and for the period from 1 January 2015 to 30 June 2015; (ii) the existing business scale and operations of the Company together with the latest business plans for the year ending 31 December 2015; and (iii) the expected solid development of its services.

THE RENEWED ANNUAL CAPS

Under Rule 14A.53 and 14A.68(4) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The historical amounts, the Annual Caps or the Revised 2015 Annual Cap (as the case may be) for the year ending 31 December 2015 and the Renewed Annual Caps for the three years ending 31 December 2016, 2017 and 2018 for each of the transactions contemplated under the Agreements are set out below:

Agreements	Audited historical amount for the year ended 31 December 2013	Audited historical amount for the year ended 31 December 2014	Unaudited historical amount for the period from 1 January to 30 June 2015	Annual Caps for the year ending 31 December 2015	Revised 2015 Annual Caps for the year ending 31 December 2015	Renewed Annual Caps for the year ending 31 December 2016	Renewed Annual Caps for the year ending 31 December 2017	Renewed Annual Caps for the year ending 31 December 2018

Engineering Framework Agreement	RMB14,543 million (equivalent to HKD17,688 million)	RMB15,478 million (equivalent to HKD18,825 million)	RMB7,830 million (equivalent to HKD9,523 million)	RMB16,000 million (equivalent to HKD19,460 million)	RMB20,000 million (equivalent to HKD24,325 million)	RMB20,000 million (equivalent to HKD24,325 million)	RMB19,500 million (equivalent to HKD23,717 million)	RMB19,500 million (equivalent to HKD23,717 million)

Ancillary Telecommunications Services Framework Agreement	RMB11,208 million (equivalent to HKD13,632 million)	RMB11,549 million (equivalent to HKD14,046 million)	RMB5,556 million (equivalent to HKD6,757 million)	RMB16,000 million (equivalent to HKD19,460 million)	Not applicable	RMB16,000 million (equivalent to HKD19,460 million)	RMB16,500 million (equivalent to HKD20,068 million)	RMB17,000 million (equivalent to HKD20,676 million)

Interconnection Settlement Agreement	RMB350 million (equivalent to HKD426 million)	RMB346 million (equivalent to HKD421 million)	RMB182 million (equivalent to HKD221 million)	RMB1,000 million (equivalent to HKD1,216 million)	Not applicable	RMB900 million (equivalent to HKD1,095 million)	RMB800 million (equivalent to HKD973 million)	RMB800 million (equivalent to HKD973 million)

Community Services Framework Agreement	RMB2,826 million (equivalent to HKD3,437 million)	RMB2,885 million (equivalent to HKD3,509 million)	RMB1,147 million (equivalent to HKD1,395 million)	RMB4,000 million (equivalent to HKD4,865 million)	Not applicable	RMB4,000 million (equivalent to HKD4,865 million)	RMB4,000 million (equivalent to HKD4,865 million)	RMB4,000 million (equivalent to HKD4,865 million)

Agreements	Audited historical amount for the year ended 31 December 2013	Audited historical amount for the year ended 31 December 2014	Unaudited historical amount for the period from 1 January to 30 June 2015	Annual Caps for the year ending 31 December 2015	Revised 2015 Annual Caps for the year ending 31 December 2015	Renewed Annual Caps for the year ending 31 December 2016	Renewed Annual Caps for the year ending 31 December 2017	Renewed Annual Caps for the year ending 31 December 2018

Centralised Services Agreement	RMB616 million (equivalent to HKD749 million)	RMB246 million (equivalent to HKD299 million)	RMB224 million (equivalent to HKD272 million)	RMB1,000 million (equivalent to HKD1,216 million)	Not applicable	RMB1,100 million (equivalent to HKD1,338 million)	RMB1,200 million (equivalent to HKD1,459 million)	RMB1,300 million (equivalent to HKD1,581 million)

Property Leasing Framework Agreement	RMB719 million (equivalent to HKD874 million)	RMB734 million (equivalent to HKD893 million)	RMB313 million (equivalent to HKD381 million)	RMB1,300 million (equivalent to HKD1,581 million)	Not applicable	RMB1,400 million (equivalent to HKD1,703 million)	RMB1,500 million (equivalent to HKD1,824 million)	RMB1,600 million (equivalent to HKD1,946 million)

IT Services Framework Agreement	Amount payable by the Group: RMB1,136 million (equivalent to HKD1,382 million)	Amount payable by the Group: RMB1,171 million (equivalent to HKD1,424 million)	Amount payable by the Group: RMB362 million (equivalent to HKD440 million)	Amount payable by the Group: RMB1,500 million (equivalent to HKD1,824 million)	Not applicable	Amount payable by the Group: RMB1,800 million (equivalent to HKD2,189 million)	Amount payable by the Group: RMB2,000 million (equivalent to HKD2,432 million)	Amount payable by the Group: RMB2,200 million (equivalent to HKD2,676 million)

	Amount payable by China Telecommunications Corporation and/ or its associates: RMB192 million (equivalent to HKD234 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB167 million (equivalent to HKD203 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB66 million (equivalent to HKD80 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB700 million (equivalent to HKD851 million)	Not applicable	Amount payable by China Telecommunications Corporation and/ or its associates: RMB700 million (equivalent to HKD851 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB700 million (equivalent to HKD851 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB700 million (equivalent to HKD851 million)

Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB3,563 million (equivalent to HKD4,333 million)	Amount payable by the Group: RMB3,729 million (equivalent to HKD4,535 million)	Amount payable by the Group: RMB2,209 million (equivalent to HKD2,687 million)	Amount payable by the Group: RMB5,500 million (equivalent to HKD6,689 million)	Not applicable	Amount payable by the Group: RMB6,000 million (equivalent to HKD7,297 million)	Amount payable by the Group: RMB6,500 million (equivalent to HKD7,906 million)	Amount payable by the Group: RMB7,000 million (equivalent to HKD8,514 million)

	Amount payable by China Telecommunications Corporation and/ or its associates: RMB3,885 million (equivalent to HKD4,725 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB3,089 million (equivalent to HKD3,757 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB1,606 million (equivalent to HKD1,953 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB5,500 million (equivalent to HKD6,689 million)	Not applicable	Amount payable by China Telecommunications Corporation and/ or its associates: RMB5,500 million (equivalent to HKD6,689 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB5,500 million (equivalent to HKD6,689 million)	Amount payable by China Telecommunications Corporation and/ or its associates: RMB5,500 million (equivalent to HKD6,689 million)

Internet Applications Channel Services Framework Agreement	Not applicable	RMB366 million (equivalent to HKD445 million)	RMB188 million (equivalent to HKD229 million)	RMB1,500 million (equivalent to HKD1,824 million)	Not applicable	RMB2,000 million (equivalent to HKD2,432 million)	RMB3,000 million (equivalent to HKD3,649 million)	RMB4,000 million (equivalent to HKD4,865 million)

As far as the Directors are aware, none of the Annual Caps for the year ending 31 December 2015 has been exceeded as at the date of this announcement. Each of the Annual Caps of the Agreements for the three years ending 31 December 2016, 2017 and 2018 have been determined by reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2016, 2017 and 2018. The consideration under each of the Agreements will be satisfied in cash and no payment will be made on a deferred basis.

The decrease in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Engineering Framework Agreement is mainly attributable to the close correlation between engineering design, construction and supervision services and the scale of the capital expenditure and the investment structure of the Company. It is currently anticipated that the overall capital expenditure of the Company will remain stable and will gradually decline over the next two to three years. As a result, the Annual Cap will also decline by a certain degree.

The increase in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the anticipated gradual increase in ancillary telecommunications services, particularly channel services, network repair and maintenance services and equipment installation services as a result of the expansion of the scale of the Company’s operations along with the further expansion of the Company’s network scale.

The decrease in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Interconnection Settlement Agreement is mainly attributable to the impact of the expected reduction in fixed line call volume.

The constant Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Community Services Framework Agreement is mainly attributable to the anticipated stable demand for the related services in the future.

The increase in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Centralised Services Agreement is mainly attributable to the increase in the labour costs incurred by the Company and the increase in fees payable to the Company in respect of the services provided for such assets and businesses of China Telecommunications Corporation and/or its associates which are managed by the Company.

The gradual increase in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Property Leasing Framework Agreement is mainly attributable to the anticipated increase in rental charges and the expansion of the area of the premises being rented.

The increase in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the provision of IT services by China Telecommunications Corporation and/or its associates to the Group under the IT Services Framework Agreement, is mainly attributable to the development of the Company’s IT systems and the anticipated growth in the Company’s offering of integrated and all-rounded IT services to its customers. The constant Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the provision of IT services by the Group to China Telecommunications Corporation and/or its associates under the IT Services Framework Agreement is mainly attributable to the anticipated stable demand for the related services in the future.

The increase in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the provision of supplies procurement services by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement is mainly attributable to the anticipated increase in the engineering equipment, network maintenance expenses and equipment installation and component costs. The constant Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the provision of supplies procurement services by the Group to China Telecommunications Corporation and/or its associates under the Supplies Procurement Services Framework Agreement is mainly attributable to the anticipated stable demand for the related services in the future.

The increase in the Annual Caps for the years ending 31 December 2016, 2017 and 2018 in relation to the Internet Applications Channel Services Framework Agreement is mainly attributable to the anticipated rapid growth in the revenue and operations of the Internet operating unit of China Telecommunications Corporation and/or its associates.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transactions models that are fair and reasonable and are in the interests of the Company and the shareholders as a whole.

The relevant business departments and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies principles as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have been received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company conduct annual review on the continuing connected transactions and confirm that the transactions are on normal commercial terms or better; or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including the internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the internal control system of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board confirms that the Company’s internal control system is solid, well- established, effective and sufficient.

CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Revised 2015 Annual Cap which are applicable to the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015, calculated on an annual basis, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, the Revised 2015 Annual Cap is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018 is expected to be above 0.1% but less than 5%, such continuing connected transactions will fall under Rule 14A.76(2) of the Listing Rules and are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, such continuing connected transactions will be subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.71 and 14A.72 of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve, amongst others, the renewal of the Agreements. Save for Mr. Yang Jie, who also serves as a director of China Telecommunications Corporation and has therefore voluntarily abstained from voting on, the relevant board resolutions in respect of amongst others, the renewal of the Agreements, none of the Directors had a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the revision of Annual Caps and the renewal of the Agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement as amended by their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto and the Revised 2015 Annual Cap, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement as amended by their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the relevant terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. The Company has appointed ABCI Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

A circular containing, among other things, (i) details of the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, will be despatched to the shareholders of the Company on or before 14 October 2015.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement , the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Centralised Services Agreement”	the Centralised Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Community Services Framework Agreement”	the Community Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened, the notice of which will be set out in the circular, or any adjournment thereof

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Group”	the Company, together with all of its subsidiaries

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HKD1.00 = RMB0.8222. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr . Xu Erming and Madam Wang Hsuehming, formed to advise the Independent Shareholders in respect of, amongst others, the Revised 2015 Annual Cap and the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Financial Adviser”	ABCI Capital Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, amongst others, the Revised 2015 Annual Cap and the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Interconnection Settlement Agreement”	the Interconnection Settlement Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015, with expiration on 31 December 2018

“IT Service Framework Agreement”	the IT Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Macau”	Macau Special Administrative Region of the PRC

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Renewed Annual Caps”	the renewed Annual Caps for the continuing connected transactions contemplated under the Agreements for the three years ending 31 December 2016, 2017 and 2018

“Revised 2015 Annual Cap”	the adjusted Annual Cap for the continuing connected transaction contemplated under the Engineering Framework Agreement for the year ending 31 December 2015

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 23 September 2015

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director, and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.